Exhibit 11

          Statement of computation of earnings per share.

Statements re: Computation of Earnings Per Share
Brenton Banks, Inc.
December 31,                          1993         1992         1991         1990

Net income                        $14,249,970  $12,953,094  $11,659,427  $10,338,585

Average common shares outstanding   5,232,530    5,186,902    5,171,675    5,162,827

Average shares under long-term
  stock compensation plan              46,510        1,895            0            0

Average common equivalent
  shares outstanding                5,279,040    5,188,797    5,171,675    5,162,827

Earnings per share                       2.70         2.50         2.25         2.00

                               154